Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)*

CoreSite Realty Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

21870Q105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21870Q105	Schedule 13G	Page 1 of 16

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 21870Q105	Schedule 13G	Page 2 of 16

1	Names of Reporting Persons Carlyle Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 21870Q105	Schedule 13G	Page 3 of 16

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person CO

CUSIP No. 21870Q105	Schedule 13G	Page 4 of 16

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 21870Q105	Schedule 13G	Page 5 of 16

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 21870Q105	Schedule 13G	Page 6 of 16

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 21870Q105	Schedule 13G	Page 7 of 16

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 21870Q105	Schedule 13G	Page 8 of 16

1	Names of Reporting Persons TC Group Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 21870Q105	Schedule 13G	Page 9 of 16

1	Names of Reporting Persons Carlyle Realty V GP, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 21870Q105	Schedule 13G	Page 10 of 16

1	Names of Reporting Persons Carlyle Realty V, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 21870Q105	Schedule 13G	Page 11 of 16

1	Names of Reporting Persons CoreSite CRP V Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 21870Q105	Schedule 13G	Page 12 of 16

ITEM 1.	(a) Name of Issuer:

CoreSite Realty Corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1001 17th Street, Suite 500

Denver, CO 80202

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Group Management L.L.C.

The Carlyle Group Inc.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

CG Subsidiary Holdings L.L.C.

TC Group, L.L.C.

TC Group Sub L.P.

Carlyle Realty V GP, L.L.C.

Carlyle Realty V, L.P.

CoreSite CRP V Holdings, LLC

(b)	Address of Principal Business Office:

The address for each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

21870Q105

ITEM 3.

Not applicable.

CUSIP No. 21870Q105	Schedule 13G	Page 13 of 16

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 31, 2021, the Reporting Persons do not own any shares of Common Stock of the Issuer

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 21870Q105	Schedule 13G	Page 14 of 16

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

CARLYLE GROUP MANAGEMENT L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

THE CARLYLE GROUP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.
By: Carlyle Holdings I GP Inc., its managing member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 21870Q105	Schedule 13G	Page 15 of 16

TC GROUP, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC GROUP SUB L.P.
By: TC Group, L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact

Name:	Curtis L. Buser
Title:	Managing Director

CARLYLE REALTY V GP, L.L.C.

By:	/s/ Kevin Gasque

Name:	Kevin Gasque
Title:	Authorized Person

CARLYLE REALTY V, L.P.

By:	/s/ Kevin Gasque

Name:	Kevin Gasque
Title:	Authorized Person

CORESITE CRP V HOLDINGS, LLC
By: Carlyle Realty V, L.P., its managing member

By:	/s/ Kevin Gasque

Name:	Kevin Gasque
Title:	Authorized Person

CUSIP No. 21870Q105	Schedule 13G	Page 16 of 16

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney (incorporated by reference to Exhibit 24 to the Schedule 13G filed by the Reporting Persons on February 13, 2020).

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 13, 2020).